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Filed by Open Market, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Commission File No. 0-28439
Subject Companies:  Open Market, Inc.
                    divine, inc.

INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS FOR THE OPEN MARKET MERGER WHEN IT IS AVAILABLE, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION WITH divine REFERRED TO IN THIS FILING. After they have been filed, you may obtain these documents free of charge at the website maintained by the SEC at http://ww.sec.gov. In addition, you may obtain these documents and the SEC filings that are incorporated by reference into these documents free of charge by making your request to the respective contacts listed at the beginning of this news release.

divine, inc. and Open Market, Inc., and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of divine and Open Market with respect to the transactions contemplated by the merger agreement. Information regarding divine's directors and executive officers is included in divine's proxy statement for its 2001 Annual Meeting, which was filed with the SEC on April 30, 2001, and information regarding Open Market's directors and executive officers is included in Open Market's proxy statement for its 2001 Annual Meeting, which was filed with the SEC on April 30, 2001. Additional information regarding both companies will be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

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The following materials were sent to all employees of Open Market, Inc. on
August 16, 2001:

TO:       All Open Market Employees
FROM:     Harland LaVigne

SUBJECT:  Open Market Agrees to Merge with divine, inc.

I am pleased to announce that Open Market, Inc. has entered into a definitive agreement to be acquired by divine, inc.

divine (Nasdaq: DVIN) offers a combination of solution-based services, software and hosting/managed applications that enable businesses to increase efficiency, generate revenue, advance their brand, and build customer loyalty. These solutions allow businesses to manage internal and external knowledge resources, create meaningful interaction and collaboration within business communities and deploy community-facing technologies that are fully integrated with core business systems. divine focuses on Global 2000 and high growth middle market firms and currently serves a customer base exceeding 500 companies. I encourage you to visit the company's web site at www.divine.com for more detailed information.

By teaming with divine we expect to significantly enhance the financial and human resources available to us, as well as extend our sales channels. Our intention is to maximize these resources and channels so we can successfully continue to provide outstanding value to our customers and become the industry's #1 provider of content-driven e-business solutions. The combination of divine and Open Market presents a great opportunity for both organizations to grow our collective ability to service our clients and offer exciting career opportunities to our employees. As of June 30, 2001 divine had in excess of $200 million in cash and has 2,500 employees.

We know that this event creates many questions. Attached is an initial Q&A. We will make every effort over the next few weeks to keep you informed. We will have a company meeting on Thursday, August 16th at 11:00AM EST (TBD) to discuss the acquisition in greater detail. Look for an email with conference call information.

Please bring your questions and concerns to the Company Meeting. We want your input so we can be sure to address these issues and make this transition as easy as possible.

We look forward to seeing you there and sharing our excitement about the new opportunities this brings to all of us at Open Market.

Regards,
Harland

Attachment:  Press Release and Q&A


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                                  PRESS RELEASE

         [INTENTIONALLY OMITTED - SEPARATELY FILED PURSUANT TO RULE 425]


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                          divine, inc. AND OPEN MARKET
                         ACQUISITION QUESTIONS & ANSWERS

We know many of you have questions about divine, inc. and its reasons for acquiring Open Market. This question-and-answer document is intended to give you a closer look at divine and the benefits the acquisition affords both of our organizations. We hope that it will assist in your interaction with clients and improve your overall understanding of what is ahead for Open Market.

WHY DID OPEN MARKET DECIDE TO SELL THE COMPANY? WERE THERE OTHER AVAILABLE OPTIONS?

We actively explored various options, however our board of directors and management came to the conclusion that the divine opportunity was in the best interest of our shareholders, employees and customers.

We needed additional financial resources to accomplish our objectives. Prospective customers were concerned about our long-term financial viability. And, the slowdown in IT spending caused our revenue growth to be below our original plans for the year, which meant that it would take longer for us to achieve profitability with our current level of expenses.

We were very fortunate to have several options available to us. After reviewing each carefully, our board of directors agreed with our recommendation to be acquired by divine. We believe this option is in best interests of our shareholders, customers & employees.

WHAT EXACTLY DOES divine DO?

divine, inc. is an enterprise solutions provider offering global organizations the ability to improve collaboration, workflow, and business relationships by delivering a powerful combination of services, technology and hosting capabilities. divine currently provides these solutions through the following four principal business divisions:

     o divine PROFESSIONAL SERVICES ORGANIZATION - designs and deploys solutions that drive business results by applying a blend of capabilities in strategy, creative, and marketing across a broad spectrum of leading technologies

     o divine ENTERPRISE PORTAL SOLUTIONS - combines leading-edge architecture with high-value business content, providing a single point of access for all of an organization's critical applications and knowledge resources

     o divine SOFTWARE APPLICATIONS - develops and deploys products that focus on collaboration, workflow, and relationship management. divine's robust technology platform supports effective customer interaction, improved management of the flow of information, and powerful enterprise collaboration

     o divine MANAGED APPLICATIONS SERVICES - builds, hosts, manages and monitors an organization's critical applications, delivering guaranteed service levels, a single point of accountability, immediacy in deployment and unparalleled 24x7x365 availability, security and reliability

Established in 1999 and headquartered in Chicago, divine is a publicly held company, whose shares are traded on Nasdaq under the symbol DVIN. Divine has approximately 2,500 professionals, including a sales force of 300. divine has 25 locations across North America and an international presence in the UK, France, Switzerland and India.


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WHAT IS THE HISTORY OF divine, inc.?

divine interVentures, inc. was formed in May 1999 as an Internet incubator. divine provided venture capital and assistance to a range of Internet start-ups, including many that are part of divine today.

In February 2001, divine interVentures announced a new strategy to build an enterprise web solutions company. This company would be formed from several companies in its original portfolio combined with additional companies it would acquire. To mark the strategy change, the company simplified the name to divine, inc.

Like all major enterprise software companies, divine includes both a large software business and a professional services business. Unlike traditional software companies, divine also provides hosting and managed applications services, and syndicated content streams. divine's professional services business includes a large team from its acquisition of marchFIRST.

divine has acquired, or is in the process of acquiring, hosting assets from Intira, content syndication services from RoweCom, and contact center technology from eshare communications. When these acquisitions are complete, divine's software business will include call center applications, Web collaboration tools such as online surveys and real-time chat, and a portal application.

In parallel with acquiring the products that will form the new divine, divine has been building its sales organization and today has a sales force of 300.

For the second quarter ending June 30, 2001, divine reported $61.3M in revenues, with $57.9M from services and $3.4M in software products. At the end of the second quarter, divine reported $202M in cash and cash equivalents and stated its intent to aggressively pursue acquisitions and to achieve profitability in Q3 2002.

WHY IS divine ACQUIRING OPEN MARKET?

divine's vision is to enable companies to manage content and interaction throughout the enterprise -- to make customers more effective in acquiring, producing, managing and delivering content. Ultimately this vision will result in a significant improvement in all internal and external communication touch points an enterprise has with employees, customers, suppliers, and partners. The goal is to provide a complete, integrated enterprise e-business solution that efficiently and effectively delivers content-driven e-business applications.

Currently, divine has Web collaboration tools and a portal application, and has announced plans to acquire eshare (formerly Melita) which has call center and contact center software products, and RoweCom, which offers procurement technology for various types of content. divine is intent on delivering focused vertical and role-specific solutions to the enterprise. To accomplish this divine needs a content management and delivery platform.

Open Market's J2EE based Content Server Enterprise Edition (CSEE) has been chosen by divine to provide the critical e-business content management and delivery platform supporting their vision and the integration of their existing technologies as well as others which will become part of the divine offering. So, the proven capabilities and strength of CSEE will ultimately provide the platform and infrastructure that brings divine's planned end-to-end enterprise solution together.

divine agrees with Open Market on the essential importance of delivering standards-based software and has established a strategic technology architecture focused on content, J2EE and XML and standards-based interoperability. However, divine also recognizes that customers have made many investments in Microsoft and other technologies. divine's goal is to preserve and


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enhance customer investments by working with a range of XML and other standards-based software technologies. This approach will help to guarantee standards-based interoperability with the Web Services future as espoused by everyone from Microsoft to Hewlett-Packard, IBM and Sun. It also recognizes the strength of J2EE for standardized applications and the reality of existing customer investment in Microsoft and other technologies.

So, it was critical for divine to obtain both the right technology platform and organization experienced with the engineering, sales, marketing, and business development required for both the smooth and rapid integration of divine's existing product set and for the deployment and support of new J2EE based solutions. Ultimately CSEE will be the technology and integration platform for all divine's software products and the people that make up Open Market will provide a strong base of knowledge, experience and skills to support that effort.

In addition to the value of our technology, divine also values the expertise and skills offered by the people who work here. We possess deep experience with J2EE, content management and in a broad set of functional areas. In particular, Open Market's strong international operations afford divine an opportunity to quickly expand their operations globally and our installed base of over 300 CSEE customers offers significant additional value.

HOW WILL THE divine ACQUISITION BENEFIT OPEN MARKET?

divine, inc. affords our company a number of benefits.

o A significant benefit is divine's strong financial position. divine has strong cash resources to support its operations, as well as currency, in the form of its common stock, to support its acquisition strategy.

o divine brings tremendous management and technical expertise in the very disciplines necessary for developing, selling and supporting a complete and integrated enterprise interaction management solution. divine Chairman and Chief Executive Officer Andrew "Flip" Filipowski, Chief Operating Officer Paul Humenansky and Chief Financial Officer Michael Cullinane built the 10th largest IT infrastructure software and services company in the world with more than $1 billion in revenue-- in just 12 years. That company, PLATINUM technology, inc., had industry-leading products in database management, business intelligence, application development and Internet tools. Using, primarily, the currency of company stock, this leadership team grew the company through nearly 70 acquisitions, successfully integrating those companies and technologies, and building an international sales team, and worldwide customer-support and distribution channels.

o divine offers complementary technology and services that will enhance Open Market's offerings to clients that drive customer value and loyalty. Additionally, divine provides an extensive global sales channel for Open Market products and a sophisticated professional service organization, which can expand Open Market's services capabilities

     o In addition to signing a definitive agreement, our companies simultaneously signed a Reseller Agreement. The terms of this reseller agreement enable divine's current sales force of 300 to introduce Open Market products and services to divine's clients and prospects.

It's not an exaggeration to say that divine's acquisition of Open Market is probably our competitors' worst nightmare. The best content management and delivery solution on the market today, Content Server Enterprise Edition, just got $202M of financial resources behind it and significantly more sales people.


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WHAT IS THE NATURE OF THE DEAL?

Under the terms of the merger agreement, divine will acquire all of the outstanding shares of Open Market common and preferred stock in exchange for approximately 44,285,000 shares of divine Class A common stock. Based upon divine's closing price on August 14, 2001, the transaction would have an aggregate value of approximately $59.3 million. Open Market stockholders are expected to receive between approximately 0.8230 and 0.8598 shares of divine Class A common stock in exchange for each share of Open Market common stock.

IS divine A FINANCIALLY STABLE COMPANY?

Yes. divine has significant cash resources to support its operations, as well as currency, in the form of its common stock, to support its acquisition strategy.

divine did incur losses in 2000, which were due in large part to write-downs on the value of majority-owned portfolio companies invested in earlier by divine, many of which did not fit divine's enterprise solutions strategy and have since ceased operations or been sold. divine management has reaffirmed its expectation that the company will become profitable in the third quarter of 2002. All of divine's financial statements and records were thoroughly reviewed and audited by KPMG in March 2000 and were in accordance with standard financial accounting practices.

HOW IS THIS NEWS BEING COMMUNICATED TO THE OUTSIDE WORLD?

This morning we announced the definitive agreement with divine, inc. via a press release. Moving forward, we will be communicating with our clients and prospects and conveying how our combination with divine inc. offers them additional products and services.

WHO DO WE CONTACT IF THERE ARE QUESTIONS FROM ANALYSTS OR THE MEDIA?

Direct any media or analyst inquiries to Susan Burke or Anne Schmitt at divine, inc. or to Kathi Piercey at Open Market.

Susan's direct line is 773.394.6746 and Anne can be reached on 773.394.6827. Kathi Piercey can be reached on 781.359.7915.

HOW DO I RESPOND TO CALLS FROM CUSTOMERS OR PROSPECTS?

We will be providing an additional Sales Q&A to assist you in your calls with clients that will help you phrase responses to questions about Open Market's combination with divine, inc. You should refrain from any written communication (including e-mail) with customers, prospects or partners about the pending deal, other than that provided by Open Market.

This announcement is very positive for all of our customers. They will have continued access to the skills and services they are accustomed to, and in the future will have the added strength of an enterprise with a host of additional products, resources and services.

In the interim, you will want to explain that the two companies remain independent until the close of the transaction becomes final. Reassure them that all commitments made prior to the merger will be honored.

We are allowed to tout the general benefits and competitive alternatives our acquisition by divine will provide them, but you can't get into matters of price or specific products of divine, inc. Employees should consult our legal department if they are in doubt as to whether an exchange of information or any other pre-closing activity raises anti-trust concerns.


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WILL THERE BE LAYOFFS AS A RESULT OF THE ACQUISITION?

We're going through a difficult business climate right now. Moving forward we will need to continue to look for ways to contain costs and focus on keeping our company flexible and nimble. So, at this time, we cannot state that Open Market will not go through any further reductions in headcount. However, our goal is to avoid or minimize future staff reductions that we feel must be made for business reasons.

The most important thing for us to do now is to remember that we are still separate companies and will be until the deal closes later this year. During this time, it's critical for our company, and for each of you individually, to stay focused and to do your best in each of your responsibilities. Good solid performance is important to close the deal, drive shareholder value, and to maximize the value of your options, your job opportunities at Open Market for the next several months and the job opportunities that will be available to you after we become part of divine.

WILL OPEN MARKET'S LOCATION CHANGE?

At this point, divine is planning on maintaining the Burlington, Open Market facility.

WHAT WILL HAPPEN TO OUR BENEFITS PROGRAM?

For the next few months, you will continue with your existing benefits, payroll and vacation programs. As our companies review plans, we will provide you with more detailed information on changes and actions you may need to take regarding Open Market's transition to divine programs.

Your medical benefits will remain the same for a period of time. If you need to go to the doctor or have on-going treatment, continue to use your current insurance. Additionally, there will be no changes made to your current salary at this time. Your existing base salary will remain the same, and you'll receive more information on appraisal process, titles, and other related matters.

WHAT WILL HAPPEN TO MY STOCK OPTIONS?

Your options to purchase Open Market shares will be assumed by divine and shall be converted into options to purchase divine shares. Each option to purchase Open Market shares shall become an option to purchase such number of divine shares determined by multiplying (x) the number of shares of Open Market common stock subject to such option by (y) the Exchange Ratio, and the exercise price for such option shall be determined by dividing (x) the exercise price of such Open Market option by (y) the Exchange Ratio.

HOW DO YOU PREDICT THIS ACQUISITION WILL AFFECT OPEN MARKET'S STOCK PRICE?

Like all public companies, Open Market is unable to predict what happens to the stock price. That said, the Open Market management team and board of directors believe that this merger is one that will provide positive shareholder value for all the strategic and operational reasons identified earlier.

HOW WILL OPEN MARKET AND divine, inc. WORK TOGETHER DURING THIS TRANSITION
PERIOD?

We have already begun working with a number of representatives from divine, inc. Beginning next week, we will establish an Integration Team that will represent functional leads from both of our organizations. This team of individuals will work closely and collaboratively together on the integration. We will keep you apprised of the team's progress and key milestones. Our goal is to share information as it becomes available so that you are aware of the benefits and impact the combination has on both of our organizations.


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WHEN WILL I HEAR MORE ABOUT THE TRANSITION?

Both Open Market and divine, inc. are committed to open and timely communication. As mentioned, we will establish an Integration Team. Moving forward you can expect to receive regular communications from the team through newsletter updates. Additionally, our senior leadership will continue to share both emails and voicemails with progress reports and key information you will want to know about. We are kicking off our commitment to communicating with our employees by having a company meeting on Thursday, August 16th at 11:00AM EST. An email will be sent out with dial in information.

WHAT DOES THE INTEGRATION PROJECT INVOLVE? WHEN WILL IT BE COMPLETED?

The integration involves examining all functional areas of both companies (such as sales, operations, finance, and marketing) and determining how each of these areas can work best together to maximize revenues and minimize operating expenses. Before any of these decisions can be made, the two companies must come to know the other's operation well. They must understand each other's products and services, computer systems, software, personnel, employee benefits, accounting practices, and much more. The information gathering process is what usually encompasses much of the due diligence and early integration stages of the acquisition.

divine and Open Market must also receive approvals from the Securities and Exchange Commission (SEC), shareholders, and the Federal Trade Commission. We will be completing and filing several documents with the SEC and the Federal Trade Commission. Additionally, we will need to make H-S-R filings with the FTC and Department of Justice. The completion, review, and approval from these authorities may take several months. A special shareholders meeting will be held by Open Market, and divine, inc. if necessary, close to the completion date so that shareholders may vote on the agreement and acquisition.